Lemminkäinen Financial statements bulletin 1 January - 31 December 2017

YIT Corporation Stock Exchange Release February 1, 2018 at 7:55 a.m.

October‒December 2017 (10‒12/2016)
•	Order inflow was EUR 283.5 million (212.5).
•	Order book at the end of the period amounted to EUR 1,305.6 million (1,265.2).
•	Net sales totalled EUR 515.1 million (477.3).
•	Operating profit amounted to EUR 10.1 million (35.0), or 2.0% (7.3) of net sales.
•	Adjusted operating profit[1] amounted to EUR 10.8 million (12.3), or 2.1% (2.6) of net sales.
•	Profit for the period was EUR -9.0 million (22.9).
•	Earnings per share were -0.41 EUR (0.83).
•
The write-downs of deferred tax assets in Norway and Sweden increased the tax expense in the income statement in October-December EUR 12.5 million. The write-downs weakened the profit for the accounting period and earnings per share.

•	Cash flow from operating activities totalled EUR -20.4 million (38.5).
•	Equity ratio was 39.9% (39.5) and gearing 40.0% (24.3) at the end of the review period.
•	Interest-bearing net debt at the end of the review period was EUR 127.9 million (81.1).
•	After the reporting period, the merger of Lemminkäinen Corporation and YIT Corporation is completed on 1 February 2018.
January‒December 2017 (1‒12/2016)
•	Order inflow was EUR 1,212.5 million (1,347.2).
•	Net sales totalled EUR 1,847.2 million (1,682.7).
•	Operating profit amounted to EUR 41.8 million (67.6), or 2.3% (4.0) of net sales.
•	Adjusted operating profit[1] amounted to EUR 46.6 million (45.1), or 2.5% (2.7) of net sales.
•	Profit for the period was EUR 6.4 million (38.0).
•	Earnings per share were EUR 0.17 (1.27).

1 Operating profit is adjusted by material items affecting comparability outside ordinary course of business such as transaction costs related to the planned combination as well as costs, compensations and reimbursements related to the court proceedings and write-downs related to non-core businesses. The operating profit adjustments in January-December 2017 were transaction costs EUR 3.4 million (0.0) and costs, compensations and reimbursements related to the court proceedings EUR 1.4 million (-27.4) as well as write-downs related to non-core businesses EUR 0.0 million (4.9).

•
The write-downs of deferred tax assets in Norway and Sweden increased the tax expense in the income statement in January-December EUR 10.2 million. The write-downs weakened the profit for the accounting period and earnings per share.

•	Cash flow from operating activities totalled EUR -13.6 million (131.7).
•
The merger of Lemminkäinen Corporation into YIT Corporation is implemented on 1 February 2018, whereby Lemminkäinen merges into YIT and Lemminkäinen Corporation ceases to exist. Due to the merger, the Board of Directors proposes that no dividend is distributed for the financial year that ended on 31 December 2017.

Profit guidance for 2018
Lemminkäinen Corporation and YIT Corporation merge on 1 February 2018. Therefore Lemminkäinen Corporation will not give any forward-looking statements.
Key figures, IFRS		10-12/2017	10-12/2016	Change	1-12/2017	1-12/2016	Change
Net sales	M€	515.1	477.3	37.8	1,847.2	1,682.7	164.5
Paving	M€	161.2	150.1	11.1	656.4	648.5	7.9
Infra projects	M€	135.3	117.9	17.4	475.4	426.2	49.2
Building construction, Finland	M€	197.5	196.0	1.5	655.1	581.2	73.9
Russian operations	M€	29.7	15.2	14.5	93.0	54.5	38.5
Other operations and Group eliminations	M€	-8.6	-1.9	-6.7	-32.8	-27.7	-5.1
Operating profit	M€	10.1	35.0	-24.9	41.8	67.6	-25.8
Paving	M€	-5.0	-0.1	-4.9	3.3	20.8	-17.5
Infra projects	M€	4.8	4.9	-0.1	7.5	12.5	-5.0
Building construction, Finland	M€	11.5	10.7	0.8	36.7	17.2	19.5
Russian operations	M€	-1.0	-4.4	3.4	-0.8	-3.8	3.0
Other operations	M€	-0.2	23.9	-24.1	-5.0	20.9	-25.9
Operating margin	%	2.0	7.3		2.3	4.0
Paving	%	-3.1	0.0		0.5	3.2
Infra projects	%	3.5	4.2		1.6	2.9
Building construction, Finland	%	5.8	5.4		5.6	3.0
Russian operations	%	-3.4	-29.2		-0.8	-7.0
Pre-tax profit	M€	6.1	30.2	-24.1	25.7	49.2	-23.5
Profit for the period	M€	-9.0	22.9	-31.9	6.4	38.0	-31.6
Earnings per share for the period, basic		€-0.41	0.83	-1.24	0.17	1.27	-1.10
Earnings per share for the period, diluted		€-0.41	0.82	-1.23	0.17	1.26	-1.09
Cash flow from operating activities	M€	-20.4	38.5	-58.9	-13.6	131.7	-145.3

Key figures, IFRS		31 Dec 2017	31 Dec 2016	Change 12/17 vs 12/16	30 Sep 2017	Change 12/17 vs 9/17
Order book	M€	1,305.6	1,265.2	40.4	1,454.8	-149.2
Operating capital	M€	442.7	388.2	54.5	404.5	38.2
Balance sheet total	M€	926.8	968.0	-41.2	1,037.0	-110.2
Interest-bearing net debt	M€	127.9	81.1	46.8	104.5	23.4
Equity ratio 1)%		39.9	39.5		36.7
Gearing 2)%		40.0	24.3		31.6
Return on capital employed, rolling 12 months	%	8.1	11.3		12.4
1)	Equity ratio, if hybrid bonds were treated as debt: 12/2017: 35.6% and 12/2016: 35.4%.
2)	Gearing, if hybrid bonds were treated as debt: 12/2017: 57.2% and 12/2016: 38.8%.

Briefing
Lemminkäinen Corporation and YIT Corporation merge on 1 February 2018. Therefore Lemminkäinen’s Financial statements bulletin 2017 will be presented in YIT’s news conference.
YIT will arrange a news conference on Thursday, February 1, 2018 at 11:00 a.m. Finnish time (EET, at 9:00 a.m. GMT) at YIT’s head office, Panuntie 11, 00620 Helsinki, Finland. The event is in English and targeted for analysts, portfolio managers and the media.
The news conference and presentation by the President and CEO of YIT Corporation Kari Kauniskangas can also be followed through a live webcast at www.yitgroup.com/webcast. The live webcast starts at 11:00 a.m. (EET) and a recording of the webcast will be available at approximately 1:00 P.M. (EET) at the same address.
The news conference can be participated also through a conference call. Conference call participants are requested to dial in at least five minutes prior to the start of the conference, at 10:55 A.M. (EET). Conference call numbers are:
•	Participants from Finland +358 (0)9 7479 0361
•	Participants from UK and outside of Nordic countries +44 (0)330 336 9105
•	Participants from Sweden +46 (0)8 5033 6574
•	Participants from Norway +47 2100 2610
The participants will be asked to provide the following confirmation code: 5413651
During the webcast and conference call, all questions should be presented in English. At the end of the event, the media has the opportunity to ask questions also in Finnish. Questions can be also posted via the chat feature of the live webcast.
Financial reporting in 2018
In 2018, financial reports are published as follows:

1 February 2018	Financial statements bulletin 2017
Week 8	Annual report 2017
Week 12	Financial statements 1 January – 31 January 2018

For further information, please contact:

Ilkka Salonen, CFO, YIT Corporation, tel. +358 2071 53304, ilkka.salonen@yit.fi

YIT CORPORATION

Ilkka Salonen
CFO

Distribution: Nasdaq Helsinki, major media, www.yitgroup.com

YIT is the largest Finnish and significant North European construction company. We develop and build apartments, business premises and entire areas. We are also specialised in demanding infrastructure construction and paving.  Together with our customers our 10,000 professionals are creating more functional, more attractive and more sustainable cities and environments. We work in 11 countries: Finland, Russia, Scandinavia, the Baltic States, the Czech Republic, Slovakia and Poland. The new YIT was born when over 100-year-old YIT Corporation and Lemminkäinen Corporation merged on February 1, 2018. Our combined annual turnover for 2016 was nearly EUR 3.4 billion. YIT Corporation’s share is listed on Nasdaq Helsinki Oy. www.yitgroup.com

Notice to Shareholders in the United States
The YIT shares issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.
YIT is a Finnish company and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.
It may be difficult for U.S. shareholders to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT is located in a non-U.S. jurisdiction, and some or all of its officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders may not be able to sue YIT or its officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT to subject itself to the jurisdiction or judgment of a U.S. court.
U.S. shareholders should be aware that YIT may have purchased Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the merger.